First Mid Bancshares, Inc.
1421 Charleston Avenue
Mattoon, Illinois 61938

January 14, 2026

United States Securities and Exchange Commission

Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Todd Schiffman

Re:	First Mid Bancshares, Inc.
Registration Statement on Form S-4/A (File No. 333-292403)

Ladies and Gentlemen:

The undersigned, First Mid Bancshares, Inc. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission grant acceleration of the effectiveness of the Company’s above referenced Registration Statement so that it may become effective at 4:30 P.M. Eastern Standard Time on January 16, 2026, or as soon as practicable thereafter.

The Company hereby authorizes Johnathan Duncan of ArentFox Schiff LLP to orally modify or withdraw this request for acceleration.

Please contact Johnathan Duncan of ArentFox Schiff LLP at (212) 745-9539 or johnathan.duncan@afslaw.com with any questions you may have concerning this request, and please notify him when the request for acceleration has been granted.

Very truly yours,

FIRST MID BANCSHARES, INC.

By:	/s/ Joseph R. Dively
Name:	Joseph R. Dively
Title:	Chairman and Chief Executive Officer